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Exhibit 12.1

	Year Ended December 31,					Three Months Ended March 31,
	2003	2004	2005	2006	2007	2008
	(dollars in millions)
Income from continuing operations before provision for income taxes and minority interest	$111.7	$138.2	$89.2	$285.8	$222.0	$104.4
Add: Fixed Charges	87.4	91.3	113.3	122.1	149.0	47.2
Less: Interest capitalized	2.2	2.1	4.0	10.7	47.4	19.1

Total earnings as adjusted	$196.9	$227.4	$198.5	$397.2	$323.6	$132.5

Fixed Charges:
Interest expense - net	$64.9	$77.1	$95.6	$98.7	$88.6	$24.2
Interest expense - affiliate	18.1	9.1	9.7	9.4	9.3	2.7
Estimated interest portion of rental expense	2.2	3.0	4.0	3.3	3.7	1.2
Interest capitalized	2.2	2.1	4.0	10.7	47.4	19.1

Fixed Charges	$87.4	$91.3	$113.3	$122.1	$149.0	$47.2

Ratio of earnings to fixed charges	2.25x	2.49x	1.75x	3.25x	2.17x	2.81x

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  Exhibit 12.1